                                  EXHIBIT 20.1

                      Press Release dated October 14, 1996

CISCO SYSTEMS TO ACQUIRE NETSYS TECHNOLOGIES

SAN JOSE, Calif. - October 14, 1996 - Cisco Systems, Inc. today announced it has signed a definitive agreement to acquire privately held Netsys Technologies through a stock purchase. Netsys is a pioneer in network infrastructure management and performance analysis software.

Under the terms of the stock purchase, shares of Cisco common stock worth approximately $79 million will be exchanged for all outstanding shares and options of Netsys. Cisco has held a minority equity interest in Netsys since February 1995 along with a strategic reseller agreement. Cisco expects the agreement will result in a one-time charge against after-tax earnings of between 5 and 6 cents per share in its second fiscal quarter of 1997 as a write-off of in-process research and development. The transaction is expected to be completed by November 1996 and is subject to various closing conditions including Netsys shareholder approval.

Cisco's intent in acquiring Palo Alto, Calif. based Netsys Technologies is to give customers the ability to simulate their network design in order to optimize capacity and performance. Netsys provides standards-based software capable of leveraging the graphical World Wide Web and Internet technology for managing today's hybrid internetworks. Use of network modeling, planning and analysis helps network managers consolidate their multimedia and multiprotocol networks and support multivendor network infrastructures. More than 200 Netsys customers already use network modeling to help scale their networks and forecast future needs. Netsys' approximately 50 employees, headed by CEO Herb Madan, will become part of Cisco's Central Engineering team headed by Vice President Stu Phillips.

Together with Netsys, Cisco will offer network infrastructure management solutions for CISCO IOS(TM)-TECHNOLOGIES, while simplifying network management and planning for customers. Netsys' technology will help provide a consistent and overarching network management capability and will offer an important complement to emerging web-based management solution.

Netsys Technologies, Inc., founded in 1991, developed the first family of network intelligent management software products. Netsys CONNECTIVITY and PERFORMANCE TOOLS provide the first accurate, protocol-sensitive view of the network. The tools allow network managers to quickly and easily manage and plan changes to their networks and ensure error-free connectivity and the highest levels of network performance and security. Netsys can be reached on the Web at http://www.netsystech.com.

CISCO SYSTEMS (NASDAQ:CSCO) is the leading global supplier of INTERNETWORKING SOLUTIONS for corporate intranets and the global Internet. CISCO'S PRODUCTS--including routers, LAN and WAN switches, dial-up access servers and network management software--are integrated by CISCO IOS(TM)-SOFTWARE to link geographically dispersed LANs, WANs and IBM networks.


                                       5.

Company news and product/service information are available at World Wide Web site http://www.cisco.com/. Cisco is headquartered in San Jose, Calif.

                                       ###

This release may consist of forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the S.E.C., specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Cisco IOS and Cisco Systems are trademarks, and Cisco and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. All other trademarks, service marks, registered trademarks or registered service marks mentioned in this document are the property of their respective owners.


                                       6.